UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

          QS Energy, Inc.

(Name of Issuer)

          Common Stock

(Title of Class of Securities)

          74736R 10 6

(CUSIP Number)

Eric Bunting

10701 E Forestgate St

Wichita, KS 67206

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                                    September 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Eric Bunting
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds Personal Funds
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 16,669,611

8. Shared Voting Power

9. Sole Dispositive Power 16,669,611

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,669,611
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 5.5%
14. Type of Reporting Person Individual

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common shares of QS Energy, Inc. (“QS Energy” or the “Company”). The address of the principal executive office of QS Energy is 23902 FM 2978, Tomball, Texas 77375.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Dr. Eric Bunting, a natural person. Dr. Bunting’s principal business and principal office address is 310 S Hillside, Wichita, KS 67211.

Dr. Bunting is a board-certified Ear, Nose, and Throat physician, and he is an owner and partner of Mid Kansas Ear Nose and Throat. The principal business address of Mid Kansas Ear Nose and Throat is 310 S. Hillside, Wichita, KS 67211.

During the last five years, Dr. Bunting has not has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Bunting is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 23, 2019, Dr. Bunting entered into a Note Purchase Agreement with QS Energy dated September 23, 2019 between Dr. Bunting and QS Energy (the “Note Purchase Agreement”), pursuant to which Dr. Bunting would acquire from QS Energy i) a Convertible Note in the principal amount of $220,000, convertible into 3,142,857 shares of QS Energy common stock at a conversion price of $0.07 per share; and ii) Warrants entitling Dr. Bunting to purchase 1,571,429 shares of QS Energy common stock at an exercise price of $0.07 per share. The total purchase price was $200,000. The source of funds used for the purchase by Dr. Bunting was his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

On September 23, 2019, through the Note Purchase Agreement detailed in Item 3, above, Dr. Bunting acquired derivative securities convertible within 60 days into a total of 4,714,286 shares of common stock of QS Energy.

These derivative securities were acquired for investment purposes. Dr. Bunting from time to time intends to review his investment in QS Energy on the basis of various factors, including QS Energy’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QS Energy’s shares in particular, as well as other developments and other investment opportunities. Based upon such review, he will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If Dr. Bunting believes that further investment in QS Energy is attractive, whether because of the market price of shares or otherwise, he may acquire shares of common stock or other securities of QS Energy either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, he may determine to dispose of some or all of his shares currently owned or otherwise acquired either in the open market or in privately negotiated transactions.

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Dr. Bunting is currently a Class I Director of QS Energy. He has served as a Director of QS Energy since 2017, and his current term as a Director expires 2021. Consistent with his obligations as a Director of the Company, he and the Company have made such filings as are required by the Securities and Exchange Commission to timely and accurately report his beneficial ownership and changes to his beneficial ownership of the Company.

Except as set forth in this Schedule 13D, Dr. Bunting has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of QS Energy or the disposition of securities of QS Energy, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving QS Energy or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of QS Energy or any of its subsidiaries, (d) any change in the present Board of Directors or management of QS Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in QS Energy’s capitalization or dividend policy of QS Energy, (f) any other material change in QS Energy’s business or corporate structure, (g) any change in QS Energy’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of QS Energy by any person, (h) causing a class of QS Energy’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of QS Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Dr. Bunting beneficially owns 16,669,611 shares of common stock. Of this total, 11,315,222 shares are non- derivative shares directly owned by Dr. Bunting. In addition, Dr. Bunting directly owns derivative securities (including options, warrants, and convertible notes) entitling him to acquire within 60 days (through purchase or conversion, as applicable) 5,354,389 shares of common stock (collectively, the “Immediately Convertible Derivative Securities”). Dr. Bunting has the sole power to direct these Immediately Convertible Derivative Securities.

In total, Dr. Bunting beneficially owns approximately 5.5% of QS Energy’s outstanding shares of Common Stock, based upon the combined sum of a) the Immediately Convertible Derivative Securities; and b) 299,149,251 outstanding shares of common stock outstanding as of August 13, 2019, as set forth in QS Energy’s Form 10-Q for the six months ended June 30, 2019, filed with the Securities and Exchange Commission on August 14, 2019.

(c)  For information regarding transactions within the past 60 days prior to the filing of this Form 13D, see Item 3 above. For Dr. Bunting’s transactions effected since Dr. Bunting became a Director of the Company, see SEC Forms 3 and 4 filed with the SEC by Dr. Bunting.

(d)  Except as described herein, no other person is known by Dr. Bunting to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of QS Energy beneficially owned by him.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as identified herein, Dr. Bunting does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of QS Energy, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          10/15/2019

Date

Signature

Eric Bunting, M.D., Individually

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